Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
CA Savings Harvest Plan Committee
CA Savings Harvest Plan:
     We consent to the incorporation by reference in the registration statements (Nos. 333-127601, 333-04801 and 33-20797) on Form S-8 of CA, Inc. of our report dated September 21, 2009, with respect to the statements of net assets available for benefits as of March 30, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended of the CA Savings Harvest Plan, and the related supplemental schedule H, Line 4i — schedule of assets (held at end of year) as of March 30, 2009, which report appears in the March 30, 2009, annual report on Form 11-K of the CA Savings Harvest Plan.

/s/ KPMG LLP

New York, New York September 21, 2009

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